

Mail Stop 3561

January 14, 2009

Mr. Joseph L. Gorga
Director, President and Chief Executive Officer
International Textile Group, Inc.
804 Green Valley Road, Suite 300
Greensboro, North Carolina 27408

Re: **International Textile Group, Inc.**
Forms 10-K and 10-K/A for fiscal year ended December 31, 2007
Filed April 16, 2008 (10-K/A filed April 29, 2008)
File No. 000-23938

Dear Mr. Gorga:

We have completed our review of your Form 10-K and 10-K/A for fiscal year ended December 31, 2007 and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director